UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DineEquity, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

254423106

(CUSIP Number)

31 August 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254423106

1.	Names of Reporting Persons Macquarie Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,725 deemed beneficially owned due to reporting person’s ownership of Macquarie Bank Limited and Delaware Management Business Trust

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 254423106

1.	Names of Reporting Persons Macquarie Bank Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,100

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,100

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,103,625 deemed beneficially owned due to reporting person’s ownership of Delaware Management Business Trust

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 254423106

1.	Names of Reporting Persons Delaware Management Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,103,625

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,103,625

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,103,625 deemed beneficially owned due to reporting person’s ownership of Delaware Management Business Trust

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 254423106

1.	Names of Reporting Persons Delaware Management Business Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,103,625

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,103,625

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,103,625

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer DineEquity Inc.
	(b)	Address of Issuer’s Principal Executive Offices 450 N. Brand Boulevard 3rd Floor GLENDALE CA 91203-1903

Item 2.
	(a)	Name of Person Filing This Schedule 13G is jointly filed by Macquarie Group Limited, Macquarie Bank Limited, Delaware Management Holdings, Inc. and Delaware Management Business Trust
(b)

Address of Principal Business Office or, if none, Residence
The principal business address of Macquarie Group Limited and Macquarie Bank Limited is No.1 Martin Place

Sydney, New South Wales, Australia.  The principal business address of Delaware Management Holdings Inc, and Delaware Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.

	(c)	Citizenship Sydney, New South Wales, Australia
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 254423106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See responses on the cover page hereto.
(b) Percent of class: See responses on the cover page hereto.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See responses on the cover page hereto.
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of See responses on the cover page hereto.
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Macquarie Group Limited	9/9/11
Date
/s/ Gus Wong	/s/ Heidi Mortensen
Signature	Signature

Gus Wong Attorney-in-fact	Heidi Mortensen Attorney-in-fact

Macquarie Bank Limited	9/9/11
Date
/s/ Gus Wong	/s/ Heidi Mortensen
Signature	Signature

Gus Wong Attorney-in-fact	Heidi Mortensen Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Management Holdings, Inc

/s/ Brian L. Murray
Signature

Brian L. Murray Chief Compliance Officer

Delaware Management Business Trust

/s/ Brian L. Murray
Signature

Brian L. Murray Chief Compliance Officer

EXHIBIT A

AGREEMENT TO FILE JOINT ACQUISITION STATEMENTS

AGREEMENT made this 9th day of SEPTEMBER, 2011 by and between DELAWARE GROUP EQUITY FUNDS I, DELAWARE GROUP EQUITY FUNDS II, DELAWARE GROUP EQUITY FUNDS III, DELAWARE GROUP EQUITY FUNDS IV, DELAWARE GROUP EQUITY FUNDS V, DELAWARE GROUP INCOME FUNDS, DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS, DELAWARE GROUP CASH RESERVE, DELAWARE GROUP GOVERNMENT FUND, DELAWARE GROUP STATE TAX-FREE INCOME TRUST, DELAWARE GROUP TAX-FREE FUND, DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS, DELAWARE GROUP TAX-FREE MONEY FUND, DELAWARE GROUP ADVISER FUNDS,DELAWARE VIP TRUST, DELAWARE POOLED TRUST, DELAWARE GROUP FOUNDATION FUNDS, DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC., DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC., DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND, VOYAGEUR INSURED FUNDS, VOYAGEUR INTERMEDIATE TAX FREE FUNDS, VOYAGEUR MUTUAL FUNDS, VOYAGEUR MUTUAL FUNDS II, VOYAGEUR MUTUAL FUNDS III, VOYAGEUR TAX FREE FUNDS, DELAWARE INVESTMENTS COLORADO MUNICIPAL INCOME FUND, INC., DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND, DELAWARE INVESTMENTS MINNESOTA MUNICIPAL INCOME FUND II,INC., (the "Delaware Investments Family of Funds"),

Delaware Management Business Trust, Delaware Management Holdings, Inc, Macquarie Affiliated Managers (USA) Inc., Macquarie Affiliated Managers Holdings (USA) Inc., Macquarie FG Holdings Inc., Macquarie Funding Holdings Inc., Macquarie Americas Holdings Pty Ltd., Macquarie Bank Limited, Macquarie B.H. Pty Limited and Macquarie Group Limited herein collectively referred to as the "parties".

 WHEREAS, the parties hereto may be deemed to be the direct or indirect beneficial owners of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and

 WHEREAS, the regulations promulgated under Section 13(d) of the Exchange Act permit the joining of such beneficial owners in the filing of a single Joint Acquisition Statement reporting such ownership to the Securities and Exchange Commission.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and each of the parties hereto intending to be legally bound, it is agreed as follows:

 1.   In the event that any two or more parties shall be deemed to be the direct or indirect beneficial owners of the same equity security required to be reported to the Securities and Exchange Commission such parties may join together in the filing of a Joint Acquisition Statement with respect to that security.

 2.   With respect to each Joint Acquisition Statement in which a party joins, each party acknowledges that (a) it will be eligible under applicable regulations of the Securities and Exchange Commission to join in the filing and (b) it will be responsible for the timely filing of such statement and any amendments thereto and the completeness and accuracy of the information concerning such party; but each such party shall not be responsible for the completeness and accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information with respect to such other parties is inaccurate.

 3.   The parties consent to the inclusion of a copy of this agreement as an exhibit to any Joint Acquisition Statement filed on behalf of any of them.

IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers as of the date set forth above.

DELAWARE GROUP EQUITY FUNDS I

DELAWARE GROUP EQUITY FUNDS II

DELAWARE GROUP EQUITY FUNDS III

DELAWARE GROUP EQUITY FUNDS IV

DELAWARE GROUP EQUITY FUNDS V

DELAWARE GROUP INCOME FUNDS

DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS

DELAWARE GROUP CASH RESERVE

DELAWARE GROUP GOVERNMENT FUND

DELAWARE GROUP STATE TAX-FREE INCOME TRUST

DELAWARE GROUP TAX-FREE FUND

DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS

DELAWARE GROUP TAX-FREE MONEY FUND

DELAWARE GROUP ADVISER FUNDS

DELAWARE VIP TRUST

DELAWARE POOLED TRUST

DELAWARE GROUP FOUNDATION FUNDS

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND

VOYAGEUR INSURED FUNDS

VOYAGEUR INTERMEDIATE TAX FREE FUNDS

VOYAGEUR MUTUAL FUNDS

VOYAGEUR MUTUAL FUNDS II

VOYAGEUR MUTUAL FUNDS III

VOYAGEUR TAX FREE FUNDS

DELAWARE INVESTMENTS COLORADO MUNICIPAL INCOME FUND, INC.

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND

DELAWARE INVESTMENTS MINNESOTA MUNICIPAL INCOME FUND II, INC.

ATTEST BY:
/s/ David P. O'Connor	/s/ Brian L. Murray

DELAWARE MANAGEMENT BUSINESS TRUST

ATTEST BY:
/s/ David P. O'Connor	/s/ Brian L. Murray

DELAWARE MANAGEMENT COMPANY INC

ATTEST BY:
/s/ David P. O'Connor	/s/ Brian L. Murray

DELAWARE INVESTMENTS U.S. INC.

ATTEST BY:
/s/ David P. O'Connor	/s/ Brian L. Murray

DMHC CORP.

ATTEST BY:
/s/ David P. O'Connor	/s/ Brian L. Murray

DELAWARE MANAGEMENT HOLDINGS, INC.

ATTEST BY:
/s/ David P. O'Connor	/s/ Brian L. Murray

MACQUARIE AFFILIATED MANAGERS (USA) INC.

MACQUARIE AFFILIATED MANAGERS HOLDINGS (USA) INC.

MACQUARIE FG HOLDINGS INC.

MACQUARIE FUNDING HOLDINGS INC.

MACQUARIE AMERICAS HOLDINGS PTY LTD.

MACQUARIE BANK LIMITED

MACQUARIE B.H. PTY LIMITED

MACQUARIE GROUP LIMITED

ATTEST BY:
/s/ Gus Wong	/s/ Heidi Mortensen
Attorney-in-fact	Attorney-in-fact

EXHIBIT B

Powers of Attorney for Macquarie Group Limited and Macquarie Bank Limited attached.

POWER OF ATTORNEY

MACQUARIE BANK LIMITED
ABN 46 008 583 542

(EXPIRES 31ST AUGUST 2013)

MACQUARIE BANK LIMITED

Level 7

No. 1 Martin Place

Sydney NSW 2000

Telephone: (612) 8232 3333

© Macquarie Bank Limited

1.                                     POWER AND AUTHORITY

BY THIS DEED, MACQUARIE BANK LIMITED, ABN 46 008 583 542 (the “Company”) nominates, constitutes and appoints each of the persons named in the First Schedule to this deed (each an “Attorney” and together the “Attorneys”) to be its true and lawful attorney:

(a)                                 to sign as an agreement under hand, or to sign, seal and deliver as a deed, the documents (each a “Document” and more than one “Documents”) described in the Second Schedule to this deed;

(b)                                to incorporate into any Document any amendments and provisions (whether or not material and whether or not involving changes to the parties) as may seem necessary or desirable to the Attorneys who sign that Document, as conclusively evidenced by their execution of the Document; and

(c)                                 to sign and perform all other instruments, assurances, acts, matters and things which in the opinion of the Donor or the Attorneys (as conclusively evidenced by the execution or performance by the Attorneys of the instrument, assurance, act, matter or thing) are or may be necessary or desirable in relation to the execution, sealing or delivery of any Document, or any matter or transaction required by or contemplated in any Document.

2.                                     DECLARATION AND RATIFICATION

The Donor declares that each Document and any other instrument executed by the Attorneys who execute that Document or instrument and all acts, matters and things done by the Attorney in performance of and in accordance with this deed will be as good, valid and effective to all intents and purposes whatsoever as if the same had been duly executed or done (as the case may be) by the Donor itself.

3.                                      INDEMNITY

The Donor hereby indemnifies each Attorney in respect of any and all liabilities arising from anything lawfully done by the Attorney for or in relation to the Donor pursuant to this deed.

4.                                      CONTINUING AUTHORITY

The Donor declares that this deed and the powers conferred by it in respect of any Attorney will continue in force until the earlier of notice of revocation of the powers being received by an Attorney or the day specified in the Third Schedule.

5.                                      GOVERNING LAW

(a)                                  This Power of Attorney shall be governed by and construed in accordance with New South Wales law.

(b)                                The courts of New South Wales are to have jurisdiction to settle any dispute arising out of or in connection with this power of attorney.  Any proceeding, suit or action arising out of or in connection with this power of attorney may be brought in the New South Wales courts.

6.                                     EXERCISE OF POWERS

The powers granted to the Attorneys under this deed may only be exercised by any one of the persons described in Part A of the First Schedule acting together with any one of the persons described in Part B of the First Schedule.

7.                                     RESTRICTIONS ON POWERS

The Attorneys are expressly prohibited from:

(i)                                    delegating the powers granted to the Attorneys under this deed; and

(ii)                                 operating a bank overdraft or in any other way pledging the Company’s credit.

FIRST SCHEDULE

PART A

(a)                       Heidi Mortensen

(b)                      Clara Kwan

PART B

(a)                        Gus Wong

(b)                       David Glass

SECOND SCHEDULE

(a)                                 Substantial Shareholder or Large Trader Filings with US and Canadian Regulators or pursuant to US or Canadian securities regulations, including Form 13D, Form 13F, Form 13G, 13H, Early Warning Reports, Insider Reports and required Early Warning Press Releases.

(b)                                Any other ancillary instruments, agreements, deeds or documents, which in the opinion of the Donor or the Attorney are or may be necessary or desirable in relation to giving effect to any of the above documents.

THIRD SCHEDULE

31 AUGUST 2013

EXECUTED as a deed on date executed

THE COMMON SEAL of	)
MACQUARIE BANK LIMITED	)
was affixed in accordance with the Company’s constitution	) )

/s/ Andrew Mcwhinnie
Signature of Director

/s/ Paula Walsh		Andrew Mcwhinnie
Signature of Secretary/		Name of Director in full

Paula Walsh
Name of Secretary/ in full

POWER OF ATTORNEY

MACQUARIE GROUP LIMITED
ABN 94 122 169 279

(EXPIRES 31 AUGUST 2013)

MACQUARIE GROUP LIMITED

Level 7

No. 1 Martin Place

Sydney NSW 2000

Telephone: (612) 8232 3333

© Macquarie Bank Limited

1.                                     POWER AND AUTHORITY

BY THIS DEED, MACQUARIE GROUP LIMITED, ABN 94 122 169 279 (the “Company”) nominates, constitutes and appoints each of the persons named in the First Schedule to this deed (each an “Attorney” and together the “Attorneys”) to be its true and lawful attorney:

(a)                                 to sign as an agreement under hand, or to sign, seal and deliver as a deed, the documents (each a “Document” and more than one “Documents”) described in the Second Schedule to this deed;

(b)                                to incorporate into any Document any amendments and provisions (whether or not material and whether or not involving changes to the parties) as may seem necessary or desirable to the Attorneys who sign that Document, as conclusively evidenced by their execution of the Document; and

(c)                                 to sign and perform all other instruments, assurances, acts, matters and things which in the opinion of the Donor or the Attorneys (as conclusively evidenced by the execution or performance by the Attorneys of the instrument, assurance, act, matter or thing) are or may be necessary or desirable in relation to the execution, sealing or delivery of any Document, or any matter or transaction required by or contemplated in any Document.

2.                                     DECLARATION AND RATIFICATION

The Donor declares that each Document and any other instrument executed by the Attorneys who execute that Document or instrument and all acts, matters and things done by the Attorney in performance of and in accordance with this deed will be as good, valid and effective to all intents and purposes whatsoever as if the same had been duly executed or done (as the case may be) by the Donor itself.

3.                                      INDEMNITY

The Donor hereby indemnifies each Attorney in respect of any and all liabilities arising from anything lawfully done by the Attorney for or in relation to the Donor pursuant to this deed.

4.                                      CONTINUING AUTHORITY

The Donor declares that this deed and the powers conferred by it in respect of any Attorney will continue in force until the earlier of notice of revocation of the powers being received by an Attorney or the day specified in the Third Schedule.

5.                                      GOVERNING LAW

(a)                                  This Power of Attorney shall be governed by and construed in accordance with New South Wales law.

(b)                                The courts of New South Wales are to have jurisdiction to settle any dispute arising out of or in connection with this power of attorney.  Any proceeding, suit or action arising out of or in connection with this power of attorney may be brought in the New South Wales courts.

6.                                     EXERCISE OF POWERS

The powers granted to the Attorneys under this deed may only be exercised by any one of the persons described in Part A of the First Schedule acting together with any one of the persons described in Part B of the First Schedule.

7.                                     RESTRICTIONS ON POWERS

The Attorneys are expressly prohibited from:

(i)                                    delegating the powers granted to the Attorneys under this deed; and

(ii)                                 operating a bank overdraft or in any other way pledging the Company’s credit.

FIRST SCHEDULE

PART A

(a)                        Heidi Mortensen

(b)                       Clara Kwan

PART B

(a)                        Gus Wong

(b)                       David Glass

SECOND SCHEDULE

(a)                                 Substantial Shareholder or Large Trader Filings with US and Canadian Regulators or pursuant to US or Canadian securities regulations, including Form 13D, Form 13F, Form 13G, 13H, Early Warning Reports, Insider Reports and required Early Warning Press Releases.

(b)                                Any other ancillary instruments, agreements, deeds or documents, which in the opinion of the Donor or the Attorney are or may be necessary or desirable in relation to giving effect to any of the above documents.

THIRD SCHEDULE

31 AUGUST 2013

EXECUTED as a deed on date executed

THE COMMON SEAL of	)
MACQUARIE GROUP LIMITED	)
was affixed in accordance with the Company’s constitution	) )

/s/ Andrew Mcwhinnie
Signature of Director

/s/ Paula Walsh		Andrew Mcwhinnie
Signature of Secretary/		Name of Director in full

Paula Walsh
Name of Secretary/ in full